EXHIBIT 4.2
Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

The following description of the common stock (the "Common Stock") of Steel Connect, Inc. (the “Company”) is only a summary of the material terms and provisions of the Common Stock and does not purport to be complete.

This summary is subject to and qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and the Fourth Amended and Restated Bylaws of the Company (the “Bylaws”), each of which are included as an exhibit to the Annual Report on Form 10-K to which this description is also an exhibit.

Our Certificate of Incorporation provides that we may issue up to 1,400,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, both having par value $0.01 per share. As of October 23, 2024, 6,335,641 shares of Common Stock were issued and outstanding and 3,535,000 shares of preferred stock were issued and outstanding.
Each holder of our Common Stock is entitled to:

•	one vote per share on all matters submitted to a vote of the stockholders, subject to the rights of any preferred stock that may be outstanding;

•	dividends as may be declared by our board of directors (the “Board”) out of funds legally available for that purpose, subject to the rights of any preferred stock that may be outstanding; and

•
a pro rata share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

The Certificate of Incorporation and Bylaws require the affirmative vote of at least 75% of the outstanding shares or capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to amend certain provisions of the Certificate of Incorporation and the Bylaws and to approve certain business combinations.

The Board has seven members (each a “Director”) and is currently divided into three classes. A class of Directors is elected each year for a three-year term. Holders of our Common
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Stock have no cumulative voting rights, redemption rights or preemptive rights to purchase or subscribe for any shares of our Common Stock or other securities. All of the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any existing series of preferred stock and any series of preferred stock that we may designate and issue in the future. There are no redemption or sinking fund provisions applicable to our Common Stock.

The transfer agent for our Common Stock is Equiniti Trust Company, LLC.
Protective Amendment

On April 12, 2018, the Company filed a Certificate of Amendment of the Certificate of Incorporation with the Secretary of State of the State of Delaware that includes a protective amendment designed to protect the tax benefits of the Company's net operating loss carryforwards (the “Protective Amendment”). The Protective Amendment was approved by the Company’s stockholders on April 12, 2018.

The Protective Amendment amended Article Seventh of the Certificate of Incorporation to include restrictions on certain transfers of the Common Stock in order to protect the long-term value to the Company of its accumulated net operating losses and other tax benefits. The Protective Amendment’s transfer restrictions generally restrict any direct or indirect transfer of the Common Stock that (i) increases the direct, indirect or constructive ownership of the Common Stock by any Person (as defined in the Protective Amendment) from less than 4.99% to 4.99% or more of Common Stock or that increases the percentage of the shares of Common Stock owned directly, indirectly or constructively by a Person owning or deemed to own 4.99% or more of the Common Stock then outstanding. Pursuant to the Protective Amendment, any direct or indirect transfer attempted in violation of the Protective Amendment would be void as of the date of the prohibited transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of the shares would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the Protective Amendment (the "excess stock") for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such shares, or in the case of options, receiving shares in respect of their exercise. In addition to a prohibited transfer being void as of the date it is attempted, upon demand, the purported transferee must transfer the excess stock to an agent of the Company along with any dividends or other distributions paid with respect to such excess stock. The agent is required to sell such excess stock in an arm's-length transaction (or series of transactions) that would not constitute a violation under the Protective Amendment.
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The above description of the Protective Amendment is a summary of the material terms of the Protective Amendment and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Protective Amendment.

Delaware Law

Delaware law requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions of the corporation or an amendment to the certificate of incorporation of the corporation.

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